Viceroy Exploration Ltd.

News Release #2006.05

TSX: VYE
520 – 700 West Pender Street,
Vancouver, British Columbia, Canada,
V6C 1G8 Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Ltd. - Update on Company Activities

Vancouver, British Columbia, February 23, 2006 - Viceroy Exploration Ltd. (“Viceroy” or the "Company") is pleased to provide the following update on the ongoing activities within the Company as it moves towards a production decision at its 100%-owned Gualcamayo Gold Project. Specific highlights include:

  Appointment of senior operations management in Argentina and Vancouver;
  Appointment of the engineering consultants for the feasibility study;
  Progress on a new resource update and updated Preliminary Economic Assessment;
  Ongoing regional exploration at Gualcamayo;
  Commencement of a grade reconciliation program at Gualcamayo supervised by AMEC Americas Ltd. (“AMEC”); and
  Commencement of a first stage exploration program at the Company’s 100% owned Evelina property, located 15 kilometres from Barrick Gold Corporation’s (“Barrick”) Veladero property in the High Andes.

With the closing of the recently announced CDN$60 million financing, the Company is positioned to rapidly advance its plans to achieve its production target schedule for the end of 2007.

APPOINTMENTS OF SENIOR TEAM MEMBERS

The Company is pleased to announce the following senior personnel appointments. We are extremely pleased to attract these key people to our team, and they will play a critical role in the Company’s development.

  Mario Hernandez – Vice President, Corporate Communications and Development – Minas Argentinas S.A. (“MASA”)

  MASA is the Company’s 100%-owned Argentinean subsidiary which holds all of the Company’s assets in Argentina. Mario has been with MASA for over 15 years and has been instrumental in its growth and development. He graduated from the University of San Juan in Geology and is from Jáchal, the nearest local provincial town to the Gualcamayo project. He is well known in the community and will be responsible for community and government relations as the project proceeds through permitting and development.

  Jorge Palmés – Operations Manager - MASA

  Jorge has recently joined Viceroy from Barrick’s Veladero project where he was responsible for process operations. He worked on the Veladero project during engineering through construction of the heap leach facility and successfully managed the plant commissioning and start-up. Prior to this, Jorge was part of the design team on the feasibility study for the Pascua-Lama project.

  Prior to joining Barrick, Jorge worked as the Concentrator Superintendent at the Baja de Alumbrera Copper Gold project in Catamarca province in Argentina, and before that as the process engineer-metallurgist for American Resource Corporation at their Goldfield heap leach operation in Nevada.

  Jorge has a degree in Mineral Processing from the University of San Juan and a Masters of Engineering from the University of British Columbia.

  Jorge brings strong management, process and operations skills to MASA and his recent heap leach construction, permitting and operations experience at the Veladero heap leach project in San Juan province will be of great assistance to MASA as we proceed to our goal of production.

  Jim Healy - Civil and Mining Superintendent – MASA

  Jim recently joined Viceroy from Canico where he was responsible for the mining and civil works of the Mineracoa Onca Puma nickel latterite project in Brazil. Prior to that Jim was the mining superintendent at INCO’s Goro project in New Caledonia. Previously, Jim worked for 16 years in various roles for BHP Minerals, including as construction superintendent at the Ekati Diamond Mine in northern Canada, chief mining engineer at the Syama Gold Mine in Mali and operations manager at the Senakin Coal Mine in Indonesia. Jim has extensive international experience in mine construction, commissioning and also training of locals in equipment operations and maintenance.

  Dale Tweed-Engineering Manager - Viceroy

  Dale recently joined Viceroy as Engineering Manager, where he will be responsible for all technical aspects of the feasibility study, detailed engineering and construction management. Most recently, Dale worked as a project manager for AMEC, an international engineering and construction firm. Prior to that he worked for Diavik Diamond Mines where he managed the contractors on the $850 million diamond mine. Dale has also worked on the design and construction of several international mining projects, in South America, including BHP Billiton’s Escondida copper project, Southern Peru Copper’s Cuajone project and the Phelps Dodge Cerro Verde project.

NEW RESOURCE, UPDATED PRELIMINARY ECONOMIC ASSESSMENT AND FEASIBILITY STUDY

A new resource calculation is currently underway. This is being completed by Mr. Ron Simpson, P.Geo., an independent consultant under the terms of National Instrument 43-101 (“NI 43-101”). The new resource update will include the 2005 infill drilling at Quebrada del Diablo (“QDD”) and also the drilling on the QDD West extension. The basis of the 2005 program was to provide sufficient drill density for mine planning for the upcoming feasibility study and to test the western extension of the main ore body, a significant portion of which remains untested and will continue to be drilled through 2006. The new resource estimate will also include the Amelia Inés and Magdalena resources, which also remain open to the west towards Target 3D.

The new resource will form the basis of an updated Preliminary Economic Assessment which will be completed by Wardrop Engineering Ltd. (“Wardrop”) of Vancouver.

Wardrop has also been appointed as the lead engineering firm for the upcoming feasibility study which includes the following consulting groups:

  Golder Associates Ltd. (“Golder”) – Geotechnical and Pad Design
  Knight Piésold Argentina Consultores S.A. (“Knight Piésold”) – Environmental Baseline Studies and Environmental Impact Statement (“EIS”) report
  Resource Development Inc. (“RDi”) – Metallurgical Testwork

Golder is currently supervising the geotechnical drilling program for the pit slope and ore pass designs. It is also supervising the geotechnical drilling for the pad design. It should be noted that the Company has located several thousand tonnes of fine lacustrine clays on the property located approximately 500 metres from the proposed leach pad sites. Golder completed a series of tests on these clays and reported to the Company that it is suitable as a pad under liner material. This will save the Company significant costs to purchase and transport such material for this purpose.

Baseline studies are progressing well under the management of Knight Piésold. Viceroy recently completed a pump test including drawdown and recharge of an aquifer located on the property. The results show that this aquifer will provide more than sufficient water for the process and plant needs.

RDi have commenced a series of 10 column-leaching tests at the University of San Juan in Argentina. Additional column leaching, bottle roll leaching and other metallurgical studies are also underway at the RDi facilities in Wheat Ridge, Colorado. This work will provide metallurgical data that will be employed in the process plant design and provide additional data required for final heap detoxification and closure plans.

ONGOING REGIONAL EXPLORATION

Over the past number of months the Company has been conducting a surface mapping and sampling program on its extensive land package at Gualcamayo. Results to date have indicated several prospective areas of mineralization. The Company also recently completed a regional aeromagnetic survey. This survey indicated a large 5 kilometre wide by 25 kilometre long structural corridor with similar age intrusives to the main QDD intrusive.

The Company is in the process of constructing access roads to two of the most attractive targets, with drilling expected to commence in late March – early April of 2006.

GRADE RECONCILIATION PROGRAM

The gold system at the main QDD deposit is located in a series of limestone and marble breccias. The gold is fine grained (1-5 micron) and over 95% of gold mineralization is within the matrix of the breccia. The Company has observed up to 20% differences in the grade of the mineralization between diamond and reverse circulation (“RC”) assay results. The Company believes that grade differences between hole types may be due to the gold hosting breccia matrix being washed away during diamond drilling.

After a preliminary review of project data AMEC concluded that examination of potential fines loss was warranted and have recommended a series of 5 'true' twin RC and diamond holes across the deposit. True twinning will reduce spatial variance and allow better comparison of gold grade differences between RC and diamond drilling. The twinning program will require drilling and sampling diamond drill holes, filling the holes with foam, then reaming and sampling the hole with an RC drill. AMEC will supervise all work, will review true twinning results and will comment on any potential fines losses. AMEC will also advise if any further work is warranted.

EVELINA EXPLORATION

The Evelina project is located some 15 kilometres to the north-west of Barrick’s Veladero property in the High Andes. Some previous work was done on the project under a joint venture with Barrick in 1999-2000.

The Company reviewed the results and determined that the property merited further work. The project is a high sulphidization system similar to Veladero. A limited campaign of surface sampling and mapping was completed in early February and, once results are obtained and analyzed, the Company will decide on the next level of work for this season.

SUMMARY

In summary, Mr. Patrick Downey, President and CEO of Viceroy Exploration Ltd., stated, “We have progressed significantly since we commenced work on the Gualcamayo project in late 2003. I am looking forward to the new resource and Preliminary Economic Assessment which will set out the development plan for Gualcamayo.

The feasibility is well in hand and the permitting is progressing as planned. We have strong local support for the project. The Governor of San Juan, the Subsecretary of Mines and the Mayor of Jachal recently visited the project and expressed their strong support for the development of the project.

I am also very pleased to welcome our new senior team members. The fact that we can attract such highly qualified persons to the project speaks volumes as to the quality of this asset.

Our recent financing leaves us with sufficient available cash to rapidly pursue our development and exploration programs over the next 18 months.”

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples are collected in accordance with industry standards. Samples are submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays are submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.